Filed pursuant to Rule 424(b)(3)
File No. 333-240261

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated January 14, 2022

to

Prospectus dated November 2, 2021

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated November 2, 2021 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 35 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of February 1, 2022;

•	to disclose the calculation of our December 31, 2021 net asset value (“NAV”) per share for all share classes;

•	to provide a market update; and

•	to provide updates to our portfolio and our business.

February 1, 2022 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of February 1, 2022 (and repurchases as of January 31, 2022) is as follows:

Transaction Price (per share)
Class S	$25.2161
Class T	$24.9910
Class D	$25.0238
Class M	$25.0942
Class I	$24.4594
Class F*	$25.0270
Class Y*	$24.4168

*	We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The February 1, 2022 transaction price for each of our share classes is equal to such class’s NAV per share as of December 31, 2021. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since December 31, 2021 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

December 31, 2021 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fsinvestments.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for December 31, 2021.

The following table provides a breakdown of the major components of our total NAV as of December 31, 2021 (dollar amounts in thousands):

Components of NAV	December 31, 2021
Loans receivable	$3,841,768
Mortgage-backed securities held-to-maturity	37,862
Mortgage-backed securities available-for-sale, at fair value	44,518
Cash and cash equivalents	45,831
Restricted cash	39,010
Other assets	14,993
Collateralized loan obligation, net of deferred financing costs	(1,886,119)
Repurchase agreements payable, net of deferred financing costs	(1,093,970)
Credit facility payable	(6,000)
Accrued stockholder servicing fees(1)	(460)
Other liabilities	(15,842)

Net asset value	$1,021,591

Number of outstanding shares	40,906,182

(1)

Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of December 31, 2021, we accrued under GAAP $47,992 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of December 31, 2021 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$575,789	$35,188	$16,077	$71,721	$278,061	$22,611	$22,144	$1,021,591
Number of outstanding shares	22,823,721	1,407,377	642,162	2,856,709	11,366,687	902,878	906,648	40,906,182

NAV per Share as of December 31, 2021	$25.2161	$24.9910	$25.0238	$25.0942	$24.4594	$25.0270	$24.4168

Market update

Interest rates moved higher in December as investors digested a more hawkish Federal Reserve and the likelihood of several rate increases in 2022. The yield curve flattened as the 2-year U.S. Treasury yield rose 21 basis points while the 10-year rose a more modest 6 bps. Against this backdrop, the Bloomberg Barclays U.S. Aggregate Bond Index returned -0.26% in December and -1.54% in 2021.

U.S. property price growth accelerated for the 8th consecutive month in November, as the RCA CPPI rose 18.4% year-over-year and set a record for the fastest-ever annual growth.1 Industrial and apartment prices led performance, rising 22.1% and 19.2%, respectively, from a year ago and both setting records for the fastest annual growth for their respective property types.1

Retail property prices rose 18.8%, accelerating for the ninth consecutive month while office prices rose 14.3%.1 Suburban office properties (+15.1%) outpaced office properties in central business districts (3.6%) as the pandemic-era trend away from major city centers continued.1

Commercial real estate sales hit record high levels in 2021 even before December data has been recorded. As with property prices, apartment and industrial deals have driven the majority of the gains as transaction volumes through November exceeded historic annual highs.1 Office, retail, and hotel sectors are up from the lows of 2020 yet remain below record levels set prior to the pandemic.1

Portfolio update

We continue to build upon our track record of generating a high level of current income despite low yields within core fixed income markets. We closed on $819.1 million in originations in December across a diverse range of property types, including a thus far COVID-resilient multifamily sector as well as opportunistic and alternative investments in property types that we believe offered attractive entry points, such as retail, office, and hotel. Our December 2021 originations included:

•

5 multifamily properties: Four of the loans are backed by amenity rich, garden-style properties in the high-growth Charleston (SC), Miami (FL), and Dallas (TX) suburbs. The fifth property was collateralized by a newly renovated, 100% occupied 11-story building with retail on the ground floor in the Northern NJ/NYC metro area.

•

A portfolio of three recently built Class A self-storage properties located across the NY metro region (New Rochelle, Mt. Vernon, and the Bronx). The properties collectively comprise approximately 173,000 rentable square feet spread across more than 3,300 traditional storage units.

•

2 retail properties: The first loan is collateralized by a portfolio of 7 well-occupied (~95%) luxury retailers including Gucci, Chanel, and Balenciaga, among others and is located in one of Miami’s top 3 retail destinations. The second loan is backed by a well-located open-air shopping center in a Denver suburb. The property is 89% leased and is anchored by stalwarts such as Target, Nordstrom Rack, Marshall’s, Staples, and Old Navy.

[1]	Real Capital Analytics, as of November 30, 2021.

•

2 office properties: The first loan was backed by a 23-story office building in downtown Seattle. The property is close to public transit, local retail and restaurants. The second loan is backed by a Class A office property that is centrally located in the high-growth suburban Dallas-Ft. Worth region.

•

2 hotel properties: The first loan is backed by a new (2021 delivered) upscale full-service hotel in a dense submarket of Dallas, TX. The loan is structured with an up-front interest and carry reserve that would cover potential shortfalls for approximately 3.5 years. The second loan is collateralized by a 5-star full-service luxury resort in San Diego, CA. The property includes an 18-hole golf course, a full-service spa, 4 swimming pools, a fitness and tennis center, and 37 miles of hiking trails.

The short-term nature of our typical loan (2-3yr maturity) allows us to dynamically adjust allocations across property type and geography to current market conditions. For example, since September 2020, the portfolio’s allocation to multifamily properties ranged from a low of 14% to nearly 56% as of December 31, 2021, as we continue to see attractive opportunities driven by rising housing prices, improving labor markets and a generally healthy U.S. consumer. We also have reduced our allocation to areas of the economy still recovering from the pandemic, including hospitality and retail. While these sectors declined from highs of 9.4% and 8.7% to just 2.0% and 1.9%, respectively, as of November 30, 2021, we increased our allocation to both property types in December (hospitality rose to 5.9% while retail rose to 7.2%) based on attractive, idiosyncratic opportunities. Similarly, we have gradually increased our allocation to alternative sectors such as self-storage, which represented 6.0% as of December 31, 2021. The portfolio is comprised of 100% performing assets as of November 30, 2021. Additionally, the pipeline for new deal activity in Q1 remains strong.